

July 16, 2015

Via E-mail
David J. Paterson
President and Chief Executive Officer
Verso Corporation
Verso Paper Holdings LLC
6775 Lenox Center Court, Suite 400
Memphis, TN 38115-4436

> **Re:** **Verso Corporation**
> **Verso Paper Holdings LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **File No. 1-34056**
> **File No. 333-142283**

Dear Mr. Paterson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director

cc: David S. Huntington, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP